UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

KATY INDUSTRIES, INC.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

486026107

(CUSIP Number)

Scott R. Zemnick, Esq.
Victory Park Capital Advisors, LLC
227 W. Monroe Street, Suite 3900
Chicago, Illinois 60606
(312) 705-2786

Copy to:

Mark R. Grossmann, Esq.
Katten Muchin Rosenman LLP
525 West Monroe Street
Suite 1900
Chicago, Illinois  60661
(312) 902-5200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 11, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 486026107	13D	Page 2 of 19 Pages

1	NAME OF REPORTING PERSON VPC SBIC I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,859,183 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,859,183 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,859,183 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.3% (2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1) Consists of shares of common stock issuable upon conversion of 1,131,551 shares of the issuer’s convertible preferred stock held by VPC SBIC I, LP.

(2)  Based on 7,951,176 outstanding shares as of April 29, 2016, as set forth in the issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016.

Cusip No. 486026107	13D	Page 3 of 19 Pages

1	NAME OF REPORTING PERSON VPC SBIC GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,859,183 (3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,859,183 (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,859,183 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.3% (4)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(3) Consists of shares of common stock issuable upon conversion of 1,131,551 shares of the issuer’s convertible preferred stock held by VPC SBIC I, LP.

(4)  Based on 7,951,176 outstanding shares as of April 29, 2016, as set forth in the issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016.

Cusip No. 486026107	13D	Page 4 of 19 Pages

1	NAME OF REPORTING PERSON Victory Park Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 370,748,441 (5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 370,748,441 (5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 370,748,441 (5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 97.9% (6)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(5) Consists of shares issuable to lenders upon conversion of certain term loans (the “Term Loans”) made pursuant to the issuer’s Second Lien Credit Facility (as defined below).  Victory Park Management, LLC, as administrative agent and collateral agent for the lenders under the Second Lien Credit Facility, has the right, at any time, to convert the outstanding principal amount of, and interest on, the Term Loans into common stock, provided that the Term Loans may not be converted into common stock until the Issuer has reduced the par value of its common stock.  The shares of common stock issuable upon conversion of the Term Loans will be distributed among the lenders under the Second Lien Credit Facility pro rata in accordance with their respective commitments under the Term Loans.

(6) Based on 7,951,176 outstanding shares as of April 29, 2016, as set forth in the issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016.(7) Consists of  (i) shares of common stock issuable upon conversion of 1,131,551 shares of the issuer’s convertible preferred stock held by VPC SBIC I, LP. and (ii) 370,748,441shares issuable to lenders upon conversion of the Term Loans (see footnote 5).

Cusip No. 486026107	13D	Page 5 of 19 Pages

1	NAME OF REPORTING PERSON Victory Park Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 389,607,624 (7)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 389,607,624 (7)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 389,607,624 (7)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 98.0% (8)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(7) Consists of  (i) shares of common stock issuable upon conversion of 1,131,551 shares of the issuer’s convertible preferred stock held by VPC SBIC I, LP. and (ii) 370,748,441shares issuable to lenders upon conversion of the Term Loans (see footnote 5).

(8) Based on 7,951,176 outstanding shares as of April 29, 2016, as set forth in the issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016.

Cusip No. 486026107	13D	Page 6 of 19 Pages

1	NAME OF REPORTING PERSON Jacob Capital, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 389,607,624 (9)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 389,607,624 (9)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 389,607,624 (9)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 98.0% (10)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(9) Consists of  (i) shares of common stock issuable upon conversion of 1,131,551 shares of the issuer’s convertible preferred stock held by VPC SBIC I, LP. and (ii) 370,748,441shares issuable to lenders upon conversion of the Term Loans (see footnote 5).

(10) Based on 7,951,176 outstanding shares as of April 29, 2016, as set forth in the issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016.

Cusip No. 486026107	13D	Page 7 of 19 Pages

1	NAME OF REPORTING PERSON Richard Levy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 389,607,624 (11)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 389,607,624 (11)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 389,607,624 (11)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 98.0% (12)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(11) Consists of  (i) shares of common stock issuable upon conversion of 1,131,551 shares of the issuer’s convertible preferred stock held by VPC SBIC I, LP. and (ii) 370,748,441shares issuable to lenders upon conversion of the Term Loans (see footnote 5).

(12) Based on 7,951,176 outstanding shares as of April 29, 2016, as set forth in the issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016.

Cusip No. 486026107	13D	Page 8 of 19 Pages

Item 1.	Security and Issuer

The class of securities to which this statement on Schedule 13D relates is common stock, par value $1.00 per share (“Common Stock”), of Katy Industries, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 11840 Westline Industrial Drive, St. Louis, Missouri 63146.

Item 2.	Identity and Background

(a), (f)
This Schedule 13D is being filed by: (i) VPC SBIC I, LP, a Delaware limited partnership (the “SBIC Fund”); (ii) Victory Park Capital Advisors, LLC, a Delaware limited liability company (“Capital Advisors”); (iii) Jacob Capital, L.L.C., an Illinois limited liability company (“Jacob Capital”); (iv) Victory Park Management, LLC (“Victory Park Management”), a Delaware limited liability company and (v) Richard Levy, a citizen of the United States of America (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a joint filing agreement, dated August 22, 2016, a copy of which is attached hereto as Exhibit 4.

(b)	The business address of each of the Reporting Persons is 227 West Monroe Street, Suite 3900, Chicago, Illinois 60606.

(c)
The principal business of the SBIC Fund is to acquire, hold, dispose of and otherwise invest in securities of businesses eligible for investment in accordance with the Small Business Investment Act of 1958, as amended.  The principal business of Capital Advisors is serving as investment manager for private investment funds, including the SBIC Fund.  The principal business of Victory Park Management is to serve as administrative and collateral agent with respect to loans made by Capital Advisors and its affiliates.  Jacob Capital’s principal business is serving as the manager of Capital Advisors. The principal occupation of Richard Levy is serving as the sole member of Jacob Capital.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

As of the date of this report, the SBIC Fund is the direct owner of 1,131,551 shares of convertible preferred stock of the Issuer (the “Preferred Stock”).  Such shares represent all of the Issuer’s outstanding Preferred Stock and are convertible into an aggregate of 18,859,183 shares of Common Stock.  The SBIC Fund acquired the Preferred Stock on August 11, 2016 pursuant to a Stock Purchase Agreement, dated as of August 11, 2016 (the “SPA”), among the SBIC Fund, KKTY Holding Company, LLC, a Delaware limited liability company (“KKTY Holding”), Kohlberg & Co., L.L.C., a Delaware limited liability company (the “Kohlberg Manager”), certain funds affiliated with the Kohlberg Manager (the “Kohlberg Funds” and, together with the Kohlberg Manager, “Kohlberg”), in exchange for nominal cash consideration and the execution of a mutual release.  Pursuant to the mutual release, and as a condition to Capital Advisors’ willingness to provide the New Second Lien Financing (as defined below), Kohlberg agreed to release the Issuer, Capital Advisors, the SBIC Fund and Victory Park Management from potential claims, other than potential claims for indemnification under the Management Agreement, dated June 28, 2001, between the Issuer and the Kohlberg Manager.  In accordance with the SPA, such Management Agreement, together with any other similar advisory agreements between any of KKTY Holding, the Kohlberg Manager, the Kohlberg Funds and the Issuer, were terminated as of August 11, 2016.  In addition, Capital Advisors, Victory Park Management and the SBIC Fund, on behalf of themselves and certain of their affiliates, agreed to release Kohlberg and current and former officers and directors of the Issuer from claims and potential claims, other than those arising under the SPA.  In accordance with the SPA, the Issuer also provided a general release in favor of Kohlberg, certain of its affiliates and members of the Issuer’s board of directors appointed by Kohlberg.

Cusip No. 486026107	13D	Page 9 of 19 Pages

Contemporaneously with the closing of the SBIC Fund’s purchase of Preferred Stock from Kohlberg (the “Preferred Stock Purchase Transaction”), Capital Advisors, on behalf of entities for which it acts as investment manager, agreed to provide the Issuer with new senior secured second lien financing in the amount of $5,750,000 (the “New Second Lien Financing”).  In connection with the New Second Lien Financing and the Preferred Stock Purchase Transaction, the Issuer, Continental Commercial Products, LLC, FTW Holdings, Inc. and Fort Wayne Plastics, Inc. (the “SL Borrowers”), Victory Park Management, as agent, and the lenders party thereto, entered into the Fourth Amendment to the Second Lien Credit and Security Agreement (the “Fourth Amendment”), to amend that certain Second Lien Credit and Security Agreement, dated as of April 7, 2015, among the SL Borrowers, the SL Agent and the lenders party thereto (as previously amended, the “Prior Second Lien Credit Agreement” and as amended by the Fourth Amendment, the “Second Lien Credit Facility”).

Pursuant to the Fourth Amendment, the lenders agreed to a further extension of credit in the amount of $5,750,000. The Fourth Amendment also provides Victory Park Management the option to convert, in whole or in part, the outstanding principal amount of, and accrued but unpaid interest on, existing term loans made pursuant to the Second Lien Credit Facility (the “Term Loans”) into a number of shares of Common Stock equal to the amount of outstanding principal and accrued but unpaid interest under the Term Loans being converted, divided by approximately $0.0697 (as such amount is proportionately adjusted for stock splits, reverse stock splits, stock combinations, stock dividends and other distributions and recapitalizations affecting the capital stock of the Issuer).  As of August 11, 2016, the Term Loans would have been convertible into up to 370,748,441 shares of Common Stock.  The funds for the extension of credit contemplated by the Fourth Amendment were provided by the lenders party to the Second Lien Credit Agreement, including the SBIC Fund, and the portion thereof provided by the SBIC Fund was derived from the capital of the SBIC Fund.

Cusip No. 486026107	13D	Page 10 of 19 Pages

The descriptions and summaries of the SPA and the Fourth Amendment set forth above in this Item 3 do not purport to be complete and are qualified in their entirety by reference to the full text of such documents, which are attached as Exhibits 1 and 2 to this Schedule 13D, respectively, and are incorporated herein by reference.

Item 4.	Purpose of Transaction

The information set forth in Items 3 and 6 is incorporated herein by reference.

As set forth above, the SBIC Fund acquired 1,131,551 shares of Preferred Stock (which represent all of the Issuer’s outstanding preferred stock and are convertible into an aggregate of 18,859,183 shares of Common Stock) pursuant to the SPA.  In accordance with the SPA, upon the closing of the purchase and sale contemplated thereby, all of the then-serving directors of the Issuer, other than its Chief Executive Officer, resigned as directors of the Issuer and Charles Asfour, a partner of Capital Advisors, was appointed as a director of the Issuer.  Pursuant to the SPA, the Issuer agreed to file an information statement pursuant to Section 14(f) of, and Rule 14f-1 under, the Securities and Exchange Act of 1934, relating to the appointment to the Issuer’s board of directors (by then-serving members of the Issuer’s board of directors) of individuals selected by the SBIC Fund, to fill vacancies created by the resignations described above.  The Reporting Persons intend to designate two individuals to serve on the Issuer’s board of directors, effective 10 days following the mailing of such information statement to the Issuer’s stockholders.   The Issuer also agreed, in connection with any annual or special meeting of its stockholders at which directors are to be elected, to take all reasonably necessary action within its control, and use its reasonable best efforts, to cause an individual designated by the SBIC Fund to be nominated for election (or re-election, as the case may be) to the Issuer’s board of directors, to recommend that such individual be elected to the Issuer’s board of directors, and to solicit proxies on behalf of such director nominee.

The Preferred Stock does not entitle its holders to voting rights, except to the extent required by law, and with respect to the matters described below that require approval of at least a majority of the outstanding shares of Preferred Stock.  The terms of the Preferred Stock provide that the Issuer will not, without first obtaining the approval of the holders of at least a majority of the then outstanding shares of Preferred Stock: (i) authorize or issue any class or series of equity security having equal or superior rights as to payment upon liquidation, dissolution or a winding up of the Issuer; (ii) amend its certificate of incorporation or bylaws in any way, or enter into a merger, consolidation, reorganization, recapitalization or sale of all or substantially all of its assets, in any case which adversely affects the rights and preferences of the holders of Preferred Stock as a class (except that the Issuer may complete a reverse-split of its Common Stock without the consent of the holders of the Preferred Stock) or (iii) engage in any transaction which would impair or reduce the rights of the holders of the Preferred Stock as a class.

The Fourth Amendment provides Victory Park Management the option to convert, in whole or in part, the outstanding principal amount of, plus accrued and unpaid interest under, the Term Loans into a number of shares of Common Stock equal to the amount of outstanding principal and accrued but unpaid interest under the Term Loans being converted, divided by approximately $0.0697 (as such amount is proportionately adjusted for stock splits, reverse stock splits, stock combinations, stock dividends and other distributions and recapitalizations affecting the capital stock of the Issuer). As of August 11, 2016, the Term Loans would have been convertible into up to 370,748,441 shares of Common Stock.  Although Victory Park Management may be deemed to beneficially own all of the shares of Common Stock issuable upon conversion of the Term Loans, any such shares are required to be issued to the lenders party to the Second Lien Credit Facility pro rata in accordance with their respective commitments under the Term Loans.

Cusip No. 486026107	13D	Page 11 of 19 Pages

The number of shares issuable upon conversion of the Term Loans exceeds the number of unissued and unreserved shares of Common Stock that the Issuer is authorized to issue, and the conversion price per share is less than the current par value per share of the Common  Stock.  The SPA provides that, upon request of the SBIC Fund, the Issuer will take all corporate action necessary, and use reasonable best efforts, (i) to increase the number of shares that the Issuer is authorized to issue and to reserve a sufficient number of shares to allow Victory Park Management to exercise its conversion rights under the Second Lien Credit Facility in full; and (ii) to decrease the par value per share of Common Stock to nothing or to a par value equal to, or less than, the per share conversion price under the Second Lien Credit Facility.

The transactions contemplated by the SPA and the Fourth Amendment have resulted or are likely to result in certain actions specified in Items 4(a) through (j) of Schedule 13D, including changes in the present board of directors of the Issuer (as described above) and, changes in the Issuer’s charter (as described above), and may result in the acquisition of additional shares of Common Stock by the Reporting Persons.  The Reporting Persons may review the Issuer’s operating, management, business affairs, capital needs and general industry and economic conditions, and, based on such review, the Reporting Persons may, from time to time, determine to increase or decrease their respective ownership of Common Stock, vote to approve (or exercise rights as a creditor with respect to) a sale, reorganization or other extraordinary corporate transaction with regard to the Issuer or engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D.  Except as otherwise provided herein in connection with the transactions contemplated by the SPA and the Second Lien Credit Facility, the Reporting Persons currently have no intention of engaging in any of the events set forth in Items 4(a) through (j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a), (b)  Based on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016, there were 7,951,176 shares of Common Stock outstanding as of April 29, 2016.  Based on the foregoing, (i) each of the SBIC Fund and the SBIC GP may be deemed to beneficially own 18,859,183 shares of Common Stock (consisting of shares issuable upon conversion of Preferred Stock), or 70.3% of the Issuer’s Common Stock; (ii) Victory Park Management may be deemed to beneficially own 370,748,441 shares of Common Stock (consisting of shares issuable upon conversion of Term Loans), or 97.9% of the Issuer’s Common Stock; and (iii) each of Capital Advisors, Jacob Capital and Richard Levy may be deemed to beneficially own 389,607,624 shares of Common Stock (consisting of shares issuable upon conversion of Preferred Stock and the Term Loan), or 98.0% of the Issuer’s Common Stock.

Cusip No. 486026107	13D	Page 12 of 19 Pages

The SBIC Fund is the record holder of the Preferred Stock.  Victory Park Management has right to cause the Issuer to convert the Term Loans into Common Stock.  Capital Advisors, as the investment manager of the SBIC Fund and the sole member of Victory Park Management, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Common Stock issuable upon conversion of the Preferred Stock and the Term Loans. As the manager of Capital Advisors, Jacob Capital may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Common Stock issuable upon conversion of the Preferred Stock and the Term Loans. By virtue of Richard Levy’s position as sole member of Jacob Capital, Richard Levy may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Common Stock issuable upon conversion of the Preferred Stock and the Term Loans.  Therefore, each of the SBIC Fund, Victory Park Management, Capital Advisors, Jacob Capital and Richard Levy may be deemed to be the beneficial owner of shares of Common Stock reported in this Schedule 13D, as set forth above.

(c)           Except for the transactions described above in Item 3, none of the Reporting Persons have effected any transaction in the Common Stock during the past 60 days.

(d)           Upon any conversion of the Term Loans, Centrex, LLC, a lender thereunder, will be entitled to receive it pro rata portion (based on its commitment under the Term Loans) of the Common Stock issued upon such conversion.  No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares covered by this Schedule 13D.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Stock Purchase Agreement

On August 11, 2016, the Issuer, KKTY Holding, the Kohlberg Manager, certain funds affiliated with the Kohlberg Manager and the SBIC Fund entered into the SPA.  Under the SPA, KKTY Holding agreed to sell all of its 1,131,551 shares of Preferred Stock, to the SBIC Fund, in exchange for entry into the releases described.  The closing of the transactions contemplated by the SPA took place concurrently with the execution of the SPA.  In connection with the closing, and pursuant to the SPA, Charles Asfour, a partner of Capital Advisors was appointed as a director of the Issuer and all of the then-serving directors of the Issuer, other than its Chief Executive Officer, resigned as of the closing.

The descriptions of the SPA contained in Items 3 and 4 of this Schedule 13D is incorporated herein by reference.

Fourth Amendment to Second Lien Credit Agreement

On August 11, 2016, the Issuer, the SL Borrowers, Victory Park Management, as agent, and the lenders party thereto, entered into the Fourth Amendment, to amend the Prior Second Lien Credit Agreement. Pursuant to the Fourth Amendment, the lenders agreed to a further extension of credit in the amount of $5,750,000. The Fourth Amendment also amends the Prior Second Lien Credit Agreement to grant Victory Park Management the option to convert, in whole or in part, the outstanding principal amount of, plus accrued and unpaid interest under, the Term Loans into a number of shares of Common Stock equal to the amount of outstanding principal amount and accrued but unpaid interest being converted, divided by approximately $0.0697 (as such amount is proportionately adjusted for stock splits, reverse stock splits, stock combinations, stock dividends and other distributions and recapitalizations affecting the capital stock of the Issuer). As of August 11, 2016, the Term Loans would be convertible into up to 370,748,441 shares of the Common Stock.

Cusip No. 486026107	13D	Page 13 of 19 Pages

The Prior Second Lien Credit Agreement provided the SL Borrowers with a $24 million term loan.  Subject to the terms of an intercreditor agreement, all extensions of credit under the Second Lien Credit Facility are collateralized by a second priority security interest in and lien upon substantially all present and future assets and properties of the SL Borrowers.

The Term Loans under the Second Lien Credit Agreement bears PIK interest at the rate of 12.00% per annum.  The expiration date of the credit facility under the Second Lien Credit Agreement is April 7, 2019.

Descriptions and summaries of the SPA, the Fourth Amendment and the Prior Second Lien Credit Agreement set forth above in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of such documents, which are attached as Exhibits 1, 2 and 3 respectively, to this Schedule 13D and are incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1
Stock Purchase Agreement, dated as of August 11, 2016, among Katy Industries, Inc., KKTY Holding Company, L.L.C., Kohlberg & Company, L.L.C., certain funds affiliated with the Kohlberg Manager and VPC SBIC I, LP.

Exhibit 2
Fourth Amendment to the Second Lien Credit and Security Agreement, dated as of August 11, 2016, by and among Katy Industries, Inc., Continental Commercial Products, LLC, FTW Holdings, Inc., Fort Wayne Plastics, Inc., Victory Park Management, LLC and the lenders party thereto (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed August 17, 2016, and incorporated herein by reference).

Exhibit 3
Second Lien Credit and Security Agreement dated April 7, 2015 among Katy Industries, Inc., Continental Commercial Products, LLC, FTW Holdings, Inc., Fort Wayne Plastics, Inc., 2155735 Ontario Inc., CCP Canada Inc., the lenders party thereto and Victory Park Management, LLC, as Agent (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed April 13, 2015, and incorporated herein by reference).

Cusip No. 486026107	13D	Page 14 of 19 Pages

Exhibit 4	Joint Filing Agreement, dated as of August 22, 2016, among the Reporting Persons, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

Cusip No. 486026107	13D	Page 15 of 19 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 22, 2016

VPC SBIC I, LP

By:    VPC SBIC GP, LLC,  its General Partner
By:    Jacob Capital L.L.C., its manager

By: /s/ Richard Levy
Name: Richard Levy
Its: Sole Member

VPC SBIC GP, LLC

By:    Jacob Capital L.L.C., its manager

By: /s/ Richard Levy
Name: Richard Levy
Its: Sole Member

VICTORY PARK MANAGEMENT, LLC

By: /s/ Scott R. Zemnick
Name: Scott R. Zemnick
Title: Manager

VICTORY PARK CAPITAL ADVISORS, LLC

By: /s/ Scott R. Zemnick
Name: Scott R. Zemnick
Title: General Counsel

JACOB CAPITAL, L.L.C.

By: /s/ Richard Levy
Name: Richard Levy
Title: Sole Member

Cusip No. 486026107	13D	Page 16 of 19 Pages

/s/ Richard Levy Richard Levy

Cusip No. 486026107	13D	Page 17 of 19 Pages

Exhibit Index

Exhibit 1
Stock Purchase Agreement, dated as of August 11, 2016, among Katy Industries, Inc., KKTY Holding Company, L.L.C., Kohlberg & Company, L.L.C., certain funds affiliated with the Kohlberg Manager and VPC SBIC I, LP.

Exhibit 2
Fourth Amendment to the Second Lien Credit and Security Agreement, dated as of August 11, 2016, by and among Katy Industries, Inc., Continental Commercial Products, LLC, FTW Holdings, Inc., Fort Wayne Plastics, Inc., Victory Park Management, LLC and the lenders party thereto (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed August 17, 2016, and incorporated herein by reference).

Exhibit 3
Second Lien Credit and Security Agreement dated April 7, 2015 among Katy Industries, Inc., Continental Commercial Products, LLC, FTW Holdings, Inc., Fort Wayne Plastics, Inc., 2155735 Ontario Inc., CCP Canada Inc., the lenders party thereto and Victory Park Management, LLC, as Agent (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed April 13, 2015, and incorporated herein by reference).

Exhibit 4	Joint Filing Agreement, dated as of August 22, 2016, among the Reporting Persons, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

Cusip No. 486026107	13D	Page 18 of 19 Pages

Exhibit 4
Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock of Katy Industries, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 22nd  day of August, 2016.

Dated: August 22, 2016

VPC SBIC I, LP

By:    VPC SBIC GP, LLC,  its general partner
By:    Jacob Capital L.L.C., its manager

By: /s/ Richard Levy
Name: Richard Levy
Its: Sole Member

VPC SBIC GP, LLC

By:    Jacob Capital L.L.C., its manager

By: /s/ Richard Levy
Name: Richard Levy
Its: Sole Member

VICTORY PARK MANAGEMENT, LLC

By: /s/ Scott R. Zemnick
Name: Scott R. Zemnick
Title: Manager

VICTORY PARK CAPITAL ADVISORS, LLC

By: /s/ Scott R. Zemnick
Name: Scott R. Zemnick
Title: General Counsel

Cusip No. 486026107	13D	Page 18 of 19 Pages

JACOB CAPITAL, L.L.C. By: /s/ Richard Levy Name: Richard Levy Title: Sole Member /s/ Richard Levy Richard Levy